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Exhibit

Exhibit            Description

99.1                 Announcement on 2022/09/27: Represent subsidiary United Semiconductor Japan Co., Ltd.to announce related materials on acquisition of intangible assets

99.2                 Announcement on 2022/09/30: To announce related materials on acquisition of machinery and equipment

99.3                 Announcement on 2022/10/03: To announce the repurchase and cancellation of Currency Linked Zero Coupon Exchangeable Bonds due 2026

99.4                 Announcement on 2022/10/12: UMC will convene Q3 2022 Investor Conference

99.5                 Announcement on 2022/10/06: September Revenue

99.6                 Announcement on 2022/10/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

Represent subsidiary United Semiconductor Japan Co., Ltd.to announce related materials on acquisition of intangible assets

1. Name and nature of the underlying assets (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g., dividend yield, etc.): Software license

2. Date of occurrence of the event: 2022/09/22~2022/09/27

3. Amount, unit price, and total monetary amount of the transaction:

Transaction volume: one batch;

Average unit price: NT$341,433,979;

Total transaction price: NT$341,433,979.

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

SIEMENS ELECTRONIC DESIGN AUTOMATION JAPAN K.K.; Non-related parties transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: Not applicable

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: Not applicable

7. Matters related to the current disposal of creditors' rights (including types of collaterals of the disposed creditor’s rights; if creditor’s rights over a related party, announcement shall be made of the name of the related party and the book amount of the creditor's rights, currently being disposed of, over such related party): Not applicable

8. Profit or loss from the disposal (not applicable in cases of acquisition of securities) (those with deferral should provide a table explaining recognition): Not applicable

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: Base on purchase order payment term.

10. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

Transaction: price negotiation;

The reference basis for the decision on price: market price;

The decision-making department: the Selection Meeting

11. Net worth per share of the Company's underlying securities acquired or disposed of: Not applicable

12. Cumulative no. of shares held (including the current transaction), their monetary amount, shareholding percentage, and status of any restriction of rights (e.g., pledges), as of the present moment: Not applicable

13. Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present: Not applicable

14. Broker and broker’s fee: None

15. Concrete purpose or use of the acquisition or disposal: For production and R&D

16. Any dissenting opinions of directors to the present transaction: Not applicable

17. Whether the counterparty of the current transaction is a related party: No

18. Date of the board of directors’ resolution: NA

19. Date of ratification by supervisors or approval by the Audit Committee: NA

20. Whether the CPA issued an unreasonable opinion regarding the current transaction: Not applicable

21. Name of the CPA firm: Not applicable

22. Name of the CPA: Not applicable

23. Practice certificate number of the CPA: Not applicable

24. Whether the transaction involved in change of business model: No

25. Details on change of business model: No

26. Details on transactions with the counterparty for the past year and the expected coming year: Depending on the Company's operation requirements

27. Source of funds: Working capital

28. Any other matters that need to be specified: None

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2021/11/05~2022/09/30

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$3,319,328,444;

total transaction price: NT$3,319,328,444

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Lam Research International Sdn. Bhd.; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Base on purchase order payment term.

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting.

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: No

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.3

To announce the repurchase and cancellation of Currency Linked Zero Coupon Exchangeable Bonds due 2026

1. Date of occurrence of the event: 2022/10/03

2. Company name: UNITED MICROELECTRONICS CORP.

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

During the third quarter of 2022, the Company has repurchased US$38.9 million principal amount of Bonds and has cancelled such repurchased Bonds.

6. Countermeasures: None

7. Any other matters that need to be specified: None

Exhibit 99.4

UMC will convene Q3 2022 Investor Conference

1. Date of institutional investor conference: 2022/10/26

2. Time of institutional investor conference: 17:00

3. Location of institutional investor conference: Online teleconference

4. Outline of institutional investor conference:

UMC Q3 2022 Financial and Operating Results

5. Any other matters that need to be specified: None

Exhibit 99.5

United Microelectronics Corporation

October 6, 2022

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of September 2022.

1)	Sales volume (NT$ Thousand)

Period	Items	2022	2021	Changes	%
September	Net sales	25,218,828	18,750,564	6,468,264	34.50%
Year-to-Date	Net sales	210,869,549	153,911,430	56,958,119	37.01%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	0	0	28,288,233
Note1: On April 28, 2021, the board of directors resolved to lend funds to Wavetek for the amount up to NT$ 500 million. The amount lent to Wavetek expired in July, 2022.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	13,842,260	13,513,820	127,297,049

Note: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019, December 18, 2019, July 29, 2020, October 29, 2020, December 16, 2020, July 28, 2021, October 27, 2021, December 15, 2021 and April 27, 2022, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to US$ 149 million and CNY¥ 2,050 million.

4)	Financial derivatives transactions:

aNot under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	0	0
Fair Value	0	0	0	0
Net profit (loss) from Fair Value	0	0	0	0
Written-off Trading
Contracts	0	0	5,384,967	0
Realized profit (loss)	0	0	(81,301)	0

Exhibit 99.6

United Microelectronics Corporation

For the month of September, 2022

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of August 31, 2022	Number of shares as of September 30, 2022	Changes

Chairman

President

President

Executive Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Stan Hung

S C Chien

Jason Wang

Ming Hsu

Oliver Chang

Chitung Liu

Lucas S Chang

TS Wu

C C Hsu

M C Lai

S F Tzou

Osbert Cheng

G C Hung

Steven Hsu

Wenchi Ting

Jerry CJ Hu

Y S Shen

Steven S Liu

SR Sheu

M L Liao

S S Hong

Francia Hsu

Mindy Lin

Eric Chen

Johnson Liu

Victor Chuang

Chuck Chen

JT Lin

Yau Kae Sheu

J Y Wu

Purakh Raj Verma

Yanan Mou

Remi Yu

Cedric Lee

Michael CY Wang

C P Yen

Pang Min Wang

Ray Yang

Bellona Chen

Louis Hsieh

Po Wen Wu

49,301,452

9,294,648

18,715,000

2,483,000

1,090,589

3,200,217

370,000

1,360,809

2,052,068

2,126,863

879,108

755,000

1,940,791

510,000

0

1,245,000

950,000

1,800,000

1,418,892

3,190,809

266,406

877,000

1,579,925

1,000,000

511,413

364,671

550,000

365,000

1,000,000

550,191

1,200,000

0

303,000

150,000

0

655,645

221,126

176,274

305,126

191,000

1,000

52,601,452

12,594,648

22,015,000

4,628,000

2,740,589

4,850,217

1,650,000

2,449,809

3,141,068

3,215,863

1,374,108

1,349,000

3,029,791

1,104,000

490,000

2,334,000

2,039,000

2,790,000

2,507,892

4,081,809

1,355,406

1,966,000

2,074,925

2,029,000

986,413

793,671

946,000

662,000

1,495,000

1,144,191

1,050,000

297,000

798,000

462,000

495,000

1,150,645

716,126

572,274

750,626

422,000

265,000

3,300,000

3,300,000

3,300,000

2,145,000

1,650,000

1,650,000

1,280,000

1,089,000

1,089,000

1,089,000

495,000

594,000

1,089,000

594,000

490,000

1,089,000

1,089,000

990,000

1,089,000

891,000

1,089,000

1,089,000

495,000

1,029,000

475,000

429,000

396,000

297,000

495,000

594,000

(150,000)

297,000

495,000

312,000

495,000

495,000

495,000

396,000

445,500

231,000

264,000

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of August 31, 2022	Number of shares as of September 30, 2022	Changes
Vice President Vice President	M C Lai Steven S Liu	2,126,000 1,800,000	3,215,000 2,700,000	1,089,000 900,000